444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2021-05

PolyMet Mining reports results for period ended March 31, 2021

St. Paul, Minn., May 6, 2021 - PolyMet Mining Corp. TSX: POM; NYSE American: PLM, today reports it has filed its financial results for the three months ended March 31, 2021 and provides a business update.

The company made meaningful progress in litigation, continued its focus on optimization and engineering efforts related to the NorthMet Project, and maintained full compliance with all operating permits during the period, according to Jon Cherry, chairman, president and CEO.

"We are pleased with the rulings we received this spring from the Minnesota Supreme Court, which provide added clarity as we continue to work through the remaining legal challenges to our permits," Cherry said. "We expect litigation will continue to at least year-end 2021."

The following is a brief summary of recent cases:

  In April 2021, the Minnesota Supreme Court overturned a decision by the Court of Appeals that had remanded the Permit to Mine to the Minnesota Department of Natural Resources (MDNR) for an open-ended contested case hearing. Of the many issues decided on by the court, PolyMet prevailed in the vast majority including the key legal challenge of whether state agencies have discretion to hold contested case hearings. However, the court ruled the MDNR must revisit, in a contested case hearing, one element of the expansive Permit to Mine: the effectiveness of bentonite clay capping for eventual closure of the tailings basin. "We expect this hearing will be addressed in an expeditious manner by the MDNR," Cherry said, noting that the contested case hearing is expected to run concurrent with other litigation that is in progress. Importantly, the Supreme Court also reversed the Court of Appeals' decision to require contested case hearings on the dam safety permits.
  In March 2021, the U.S. Environmental Protection Agency (EPA) sought, and the company agreed to, a 90-day review of EPA's downstream water quality decision under section 401(a)(2) of the Clean Water Act. Because EPA's downstream water quality determination is a prerequisite for PolyMet's federal section 404 wetlands permit, the U.S Army Corps of Engineers on March 17 notified the company it had put the permit on hold for the duration of EPA's review. The company is participating in this review as appropriate. The EPA is expected to issue its determination at the end of the 90-day review period in early June.
  In February 2021, the Minnesota Supreme Court overturned a decision by the Court of Appeals related to the PolyMet air permit.  On the central argument in that case, the Supreme Court held that the lower court had "relied on erroneous interpretation of federal law" when it ruled against PolyMet. The case was returned to the Court of Appeals to resolve a limited number of items the lower court did not specifically address in its original decision. The Court of Appeals will make a decision by late July.

  To date, PolyMet has received favorable decisions in all six cases that have reached final conclusion - four federal and two state. More information on recent court developments can be found on the company's website at www.polymetmining.com/investors/news/ and on its SEDAR and EDGAR profiles.

Key Balance Sheet Statistics

(in '000 US dollars)

	March 31, 2021	December 31, 2020
Cash	$6,463	$3,554
Working capital [1]	(13,417)	(15,241)
Total assets	465,590	460,714
Total liabilities	98,101	91,075
Shareholders' equity	$367,489	$369,639

[1] Deficiency primarily due to the $16.9 million promissory note with Glencore being due December 31, 2021.  Glencore has committed to provide financial support to enable the Company to continue its business operations for the next twelve months.

Key Income and Cash Flow Statement Statistics

(in '000 US dollars, except per share amounts)

	Three months ended March 31, 2021	Three months ended March 31, 2020
Operations expense	$3,576	$5,207
Other expenses/(income):
Debt accretion and interest	780	329
Rehabilitation accretion	479	525
Gain on financial asset fair value	(812)	(292)
Restricted deposit (gain)/loss	(277)	1,647
Other income - net	(49)	(7)

Loss for the period:	3,697	7,409
Loss for the period ($/share)	0.04	0.07

Cash used in investing activities	$1,758	$2,553

Weighted average shares outstanding	100,862,592	100,588,276

  Loss for the three months ended March 31, 2021, was $3.7 million compared with $7.4 million for the prior year period. The decreased loss was primarily due to reduced spend on studies and evaluation of the mineral resource and on investment gains from restricted deposits.
  Capital expenditures for the three months ended March 31, 2021, was $1.8 million compared with $2.9 million for the prior year. The decrease was due to lower capitalized spend following receipt of permits in March 2019 as the company awaits resolution of legal challenges to permits.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards. All amounts are in U.S. dollars. Copies can be obtained free of charge by contacting the company at 444 Cedar Street, Suite 2060, St. Paul, MN 55101, or by e-mail at info@polymetmining.com. Project developments described above are derived from these documents and should be read in conjunction with them.

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About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to be permitted within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to infrastructure improvements and global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce, and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2020, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.